Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands sells Eskimo Pie and Chipwich brands and Real Fruit trademark, along with Eskimo Pie foodservice business to Dreyer's Grand
    Ice Cream

    TORONTO, Jan. 24 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) announced that its subsidiaries, Integrated Brands Inc. and
Eskimo Pie Corporation have sold their Eskimo Pie and Chipwich Brands and Real
Fruit trademark, along with Eskimo Pie soft serve product brands and related foodservice business segment to Dreyer's Grand Ice Cream, Inc., an indirect subsidiary of Nestle S.A., for a purchase price of approximately
US $18,925,000, which includes approximately US$4,000,000 for accounts receivables and inventory associated with this transaction, subject to adjustments based on the final determination of the accounts receivable and inventory at the time of closing. Dreyers will also assume the related liabilities in an amount that is estimated to be approximately US$1,000,000.
Sugar Creek Foods, Inc., an indirect wholly owned subsidiary of CoolBrands, has also entered into a Co-Pack Agreement with Dreyer's to manufacture soft-serve yogurt and ice cream for a period of up to 9 months.
    Net proceeds from the sale were used to repay the balance of debt owed by
CoolBrands to JP Morgan Chase of approximately US$5,000,000, and the balance will be used for working capital purposes. For the fiscal year ended
August 31, 2006, the revenues recognized by CoolBrands in respect of the assets sold to Dreyer's were US$35,412,000 (unaudited).
    About CoolBrands International: CoolBrands International Inc. is focused on marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names.
For more information about CoolBrands, visit www.coolbrandsinc.com.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
    %SEDAR: 00003887E          %CIK: 0001279569

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 09:00e 24-JAN-07